UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No.     )*

ANGI HOMESERVICES INC.

(Name of Issuer)

Class A Common Stock, par value $0.001

(Title of Class of Securities)

00183L102

(CUSIP Number)

September 29, 2017

(Date of Event Which Requires the Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00183L102		13 G

1	Name of Reporting Person Vajra Fund III, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,322,563 *see Note 1**

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,322,563 *see Note 1**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,322,563 **see Note 1**

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.7%

12	Type of Reporting Person CO

CUSIP No. 00183L102		13 G

1	Name of Reporting Person Vajra Asset Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,322,563 **see Note 1**

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,322,563 **see Note 1**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,322,563 **see Note 1**

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.7%

12	Type of Reporting Person CO

CUSIP No. 00183L102		13 G

1	Name of Reporting Person Michael Brodsky

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,322,563 **see Note 1**

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,322,563**see Note 1**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,322,563 **see Note 1**

10	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 8.7%

12	Type of Reporting Person IN

CUSIP No. 00183L102		13 G

Item 1.
	(a)	Name of Issuer: ANGI Homeservices Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 14023 Denver West Parkway, Building 64 Golden, Colorado 80401

Item 2.
(a)

Name of Person Filing:
Vajra Fund III, LLC

Vajra Asset Management, LLC

Michael Brodsky

Vajra Fund III, LLC, Vajra Asset Management, LLC and Mr. Brodsky are herein collectively referred to as the “Reporting Persons” and individually as a “Reporting Person.”  For the purposes of this filing Vajra Fund III, LLC and Vajra Asset Management, LLC are herein collectively referred to as the “Vajra Affiliates.”

	(b)	Address of Principal Business Office or, if none, Residence: The address of the principal business office of each of the Reporting Persons is 2020 K Street NW, Suite 500, Washington, DC 20006.
	(c)	Citizenship: The place of organization of Vajra Fund III, LLC and Vajra Asset Management, LLC is the State of Delaware, U.S.A. Michael Brodsky is a U.S. citizen.
	(d)	Title of Class of Securities: Class A Common Stock, par value $0.001 per share (“Class A Common Stock”)
	(e)	CUSIP Number: 00183L102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Vajra Fund III, LLC: 5,322,563 Vajra Asset Management, LLC: 5,322,563 Michael Brodsky: 5,322,563
**see Note 1**

CUSIP No. 00183L102		13 G

(b)

Percent of class:

Vajra Fund III, LLC:                                                                                                     8.7%

Vajra Asset Management, LLC:                                          8.7%

Michael Brodsky                                                                                                                           8.7%

The percent of class is based upon 61,290,846 shares of Class A Common Stock outstanding as of September 29, 2017.

In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the ownership percentage for the Reporting Persons set forth above does not take into account 414,753,615 shares of Class B Common Stock, par value $0.001 per share, of the Issuer (the “Class B Common Stock”) outstanding, all of which are beneficially owned by the Issuer’s controlling stockholder, IAC/InterActiveCorp (“IAC”).  Each share of Class B Common Stock is convertible at the option of the holder into Class A Common Stock on a one-for-one basis.  The Class B Common Stock is not publicly traded.  Except where applicable law requires a separate class vote, the Class A Common Stock and the Class B Common Stock vote together as a single class on all matters presented to stockholders for vote or approval, including the election of directors, with each share of Class B Common Stock having ten votes per share and each share of Class A Common Stock having one vote per share.  The 5,322,563 shares of Class A Common Stock that may be deemed to be beneficially owned by the Reporting Persons as of September 29, 2017 represent less than 1% of the combined total voting power of the outstanding shares of Class A Common Stock and Class B Common Stock as of such date.  Assuming the conversion of all outstanding shares of Class B Common Stock into Class A Common Stock, as of September 29, 2017, the Reporting Person may be deemed to beneficially own approximately 1.1% of the Issuer’s outstanding capital stock.  All beneficial ownership percentages in this paragraph are based on 61,290,846 shares of Class A Common Stock, 414,753,615 shares of Class B Common Stock and 0 shares of Class C Common Stock, par value $0.001 per share, of the Issuer, in each case outstanding as of September 29, 2017.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote: 0
	(ii)	Shared power to vote or to direct the vote: 5,322,563 **see Note 1**
	(iii)	Sole power to dispose or to direct the disposition of: 0
	(iv)	Shared power to dispose or to direct the disposition of: 5,322,563 **see Note 1**

CUSIP No. 00183L102	13 G

**  Note 1**

On September 29, 2017, pursuant to the Agreement and Plan of Merger, dated as of May 1, 2017, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 26, 2017 (the “Merger Agreement”), by and among Angie’s List, Inc. (“Angie’s List”), IAC, the Issuer, a wholly owned subsidiary of IAC, and Casa Merger Sub, Inc., a direct wholly owned subsidiary of the Issuer (“Merger Sub”), the Merger Sub merged with and into Angie’s List (the “Merger”) with Angie’s List surviving the Merger as a wholly owned subsidiary of the Issuer.  Effective as of the close of business on September 29, 2017, each share of Common Stock, par value $0.001 per share, of Angie’s List beneficially owned by the Reporting Persons was converted into one share of Class A Common Stock of the Issuer pursuant to the Merger Agreement.  Accordingly, as a result of the Merger, the Reporting Persons now beneficially own 5,322,563 shares of Class A Common Stock of the Issuer.

Vajra Asset Management, LLC is the Manager of Vajra Fund III, LLC and possesses the voting and dispositive power with respect to the securities beneficially owned by Vajra Fund III, LLC.  As a result, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Vajra Asset Management, LLC may be deemed the beneficial owner of the securities beneficially owned by Vajra Fund III, LLC.  Mr. Brodsky is the Managing Member of Vajra Asset Management, LLC and possesses the voting and dispositive power with respect to the securities beneficially owned by Vajra Asset Management, LLC.  As a result, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Mr. Brodsky may be deemed the beneficial owner of the securities beneficially owned by Vajra Asset Management, LLC.  Each of Vajra Asset Management, LLC and Mr. Brodsky disclaims beneficial ownership of the shares of the Issuer’s Class A Common Stock reported herein, and the filing of this Statement shall not be construed as an admission that each of Vajra Asset Management, LLC and Mr. Brodsky is the beneficial owner of such shares.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Under certain circumstances set forth in the limited liability company agreement of Vajra Fund III, LLC, the members of such entity may be deemed to have the right to receive dividends from, or the proceeds from the sale of shares of the Issuer owned by, Vajra Fund III, LLC.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit I

Item 8.	Identification and Classification of Members of the Group
Not applicable

Item 9.	Notice of Dissolution of Group
Not applicable

CUSIP No. 00183L102	13 G

Item 10.	Certifications

By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 10, 2017

VAJRA FUND III, LLC

By:	Vajra Asset Management, LLC, its manager

By:	/s/ Michael Brodsky
Name:	Michael Brodsky
Title:	Managing Member

VAJRA ASSET MANAGEMENT, LLC

By:	/s/ Michael Brodsky
Name:	Michael Brodsky
Title:	Managing Member

MICHAEL BRODSKY

/s/ Michael Brodsky

CUSIP No. 00183L102	13 G

EXHIBIT INDEX

Exhibit I — Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit II — Joint Filing Agreement

CUSIP No. 00183L102	13 G

EXHIBIT I

Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

The shares of Class A Common Stock reported herein are held of record by Vajra Fund III, LLC.  Vajra Asset Management, LLC is the Manager of Vajra Fund III, LLC and is therefore a control person of Vajra Fund III, LLC.  Michael Brodsky is the Managing Member of Vajra Asset Management, LLC and is therefore a control person of Vajra Asset Management, LLC.  Vajra Asset Management, LLC may be deemed the beneficial owner of any shares of Class A Common Stock held by Vajra Fund III, LLC.  Mr. Brodsky may be deemed the beneficial owner of any shares of Class A Common Stock beneficially owned by Vajra Asset Management, LLC.

CUSIP No. 00183L102	13 G

EXHIBIT II

Joint Filing Agreement

THIS JOINT FILING AGREEMENT is entered into as of October 10, 2017, by and among the parties signatories hereto.  The undersigned hereby agree that the Statement on Schedule 13G with respect to the shares of Class A Common Stock, par value $0.001 per share, of ANGI Homeservices Inc. is, and any amendment thereafter signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

VAJRA FUND III, LLC

By:	Vajra Asset Management, LLC, its manager

By:	/s/ Michael Brodsky
Name:	Michael Brodsky
Title:	Managing Member

VAJRA ASSET MANAGEMENT, LLC

By:	/s/ Michael Brodsky
Name:	Michael Brodsky
Title:	Managing Member

MICHAEL BRODSKY

/s/ Michael Brodsky